UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces API Connectivity Agreement with Ctrip

Integration of Despegar’s Accommodation Direct Offering in Latin America with Ctrip’s Platform

WILMINGTON, Del.--(BUSINESS WIRE)--October 24, 2019--Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), a leading online travel company in Latin America, today announced it has signed an API (Application-Programming Interface) Connectivity Agreement (the “Agreement”) with Ctrip.com International, Ltd. (Nasdaq: CTRP) ("Ctrip"), a leading provider of online travel and related services. With this Agreement, Despegar will make available to Ctrip its direct accommodation inventory in Latin America utilizing its API which will be available across Ctrip’s associated brands through its mobile apps and internet websites.

“We are very pleased with this arrangement with Ctrip, a leading international online travel company, that will allow Despegar to expand its customer base beyond its current markets, particularly to the attractive and fast-growing Chinese market,” commented Damian Scokin, Chief Executive Officer of Despegar.

“This agreement with Despegar, the leading OTA in Latin America, will give our customers access to a broader supply of accommodations across the region. We look forward to accelerating the integration of our platform with Despegar,” said Jane Sun, Chief Executive Officer of Ctrip.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps offer products from over 270 airlines, more than 512,000 accommodation options, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: October 24, 2019